

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

David W. Hitchcock
Chief Financial Officer
Syniverse Holdings, Inc.
Syniverse Technologies, Inc.
8125 Highwoods Palm Way
Tampa, Florida

Re: **Syniverse Holdings, Inc.**
       Syniverse Technologies, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2009
       Filed February 26, 2010
       Schedule 14A
       Filed April 5, 2010
       File No. 001-32432

Dear Mr. Hitchcock:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director